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August 3, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the English text of the Press Release announcing the Wolters Kluwer Half-Year 2005 Results.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

Wolters Kluwer

PRESS RELEASE

Wolters Kluwer Half-Year 2005 Results
Growth Momentum Continues, Three-Year Plan on Track

Amsterdam (August 3, 2005) - Wolters Kluwer, a leading multinational publisher and information services company, today announced half-year 2005 performance on target to meet objectives for the year and reiterated full-year guidance.

Highlights for the six months ended June 30, 2005, include:

- Half-year results in line with expectations, full-year outlook reiterated
- Revenues €1,580 mln, organic revenues up 2% driven by strong performance in Health, Corporate & Financial Services, and Tax, Accounting, & Legal divisions
- Ordinary EBITA €242 mln (€261 mln prior year) and ordinary EBITA margin 15%, compared to 16% in half-year 2004, due to acceleration of product development expenditure, increased restructuring costs, and the one-off positive impact in the second quarter of 2004 from the change of the post-retirement medical plan in the US
- Structural cost savings in line with expectations; target €80 - €90 mln for full year
- Free cash flow for the half year €23 mln (€182 mln previous period), due mainly to a more normal seasonal trend of working capital, compared to the one-off improvement that was generated in 2004; full-year guidance of at least €250 mln

Nancy McKinstry, Chairman of the Executive Board, commented on the Company's performance over the first half of 2005:
"With top-line growth restored in 2004 and a first half in 2005 in line with expectations, we are on target to meet the objectives outlined in our three-year strategy to create shareholder value. Results through the first six months of 2005 show that our strategy of investing in new product development and sales and marketing capabilities is delivering sustainable growth. Strong customer adoption of our new online products and software solutions has affirmed our strategy of providing integrated products that improve decision making and productivity. We are encouraged by our half-year results and are confident that we will achieve our full-year objectives."

Key business highlights, reflecting progress made in the first half year:
<u>Health:</u> Strong organic revenue growth (4%) and all units showing good results from new product introductions.

<u>Corporate & Financial Services:</u> Solid organic revenue growth (4%) driven by continued volume growth in corporate and mortgage services and double-digit revenue growth in trademark, UCC, and eBilling services.

<u>Tax, Accounting & Legal:</u> Good organic revenue growth (4%) attributed to strong software sales, favorable customer response to integrated online libraries in the tax and legal markets, and increased spending on sales and marketing to expand market positions.

<u>Legal, Tax & Regulatory Europe</u>: Continued improvement in organic revenue growth (0%, compared to -3% in 2004), supported by growth from new products and online services, and continued strength in Italy, Spain, and Central Europe; strategic acquisition in Italy; continued restructuring in the United Kingdom and the Netherlands.

<u>Education:</u> Results in line with expectations, with positive effects realized from the successful restructuring and new product introductions across all units.

Reiteration of outlook for 2005 (in constant currencies[1]):

- Organic top-line growth of 1-2%, after approximately EUR 20 million product-line pruning
- Operating margins of 15-16%, before exceptional restructuring charges of approximately EUR 10 million
- Cash conversion ratio of 95-105%
- Free cash flow of at least EUR 250 million
- Return on invested capital of 6-7%
- Ordinary earnings per share (EPS) of EUR 0.92 - EUR 1.01, including the impact of IFRS treatment on financing costs of EUR 15 million
- Cost savings EUR 80 – EUR 90 million for 2005

Profit and loss account figures[2]

(All amounts are in millions of euros unless otherwise indicated)

Second quarter					Six months ended June 30			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
834	838	0	2	Revenues	1,580	1,603	(1)	1
118	107	11		Operating income	201	194	4	
14	13			Operating income margin (%)	13	12		
66	61	8		Net income	106	106	1	
0.22	0.21	6		Basic EPS (€)	0.35	0.36	(1)	
0.22	0.21	6		Diluted EPS (€)	0.35	0.36	(1)	

Other benchmark figures[3]

(All amounts are in millions of euros unless otherwise indicated)

Second quarter					Six months ended June 30			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
140	157	(11)	(9)	Ordinary EBITA	242	261	(7)	(5)
17	19			Ordinary EBITA margin (%)	15	16		
136	122	11	14	EBITA	235	224	5	8
16	15			EBITA margin (%)	15	14		
80	95	(16)	(9)	Ordinary net income	132	150	(12)	(5)
0.27	0.32	(17)	(9)	Ordinary diluted EPS (€)	0.44	0.51	(14)	(6)

1 Constant rate EUR/USD = 1.24. Changes of the fair value of derivatives that impact the profit and loss account are also eliminated to the extent that these result from currency fluctuations.

2 As from 2005, Wolters Kluwer reports its interim financial results based on IFRS. The comparative 2004 financial information has been restated in accordance with IFRS, except for the implications of the standards on financial instruments (IAS 32 / 39), that have only been adopted as of January 1, 2005.

3 Wherever used in this report, the term "ordinary" refers to figures adjusted for exceptional items and, where applicable, amortization of intangible assets. "Ordinary" figures are non-IFRS compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of our base business. These figures are presented as additional information and do not replace the information in the profit and loss account and in the cash flow statement. The term "ordinary" is not a defined term under International GAAP. Profit and loss account figures represent the information included in the profit and loss account, as per the "Besluit Modellen Jaarrekening".

Non profit and loss account benchmark figures

(All amounts are in millions of euros unless otherwise indicated)

Second quarter 2005	Second quarter 2004	Change %		Six months ended June 30 2005	Six months ended June 30 2004	Change %
0.61	0.81		Cash conversion ratio (CAR)	0.57	1.11	
11	57	(81)	Free cash flow	23	182	(88)
0.03	0.19	(81)	Free cash flow per share (fully diluted, in euros)	0.07	0.61	(88)
			Net (interest bearing) debt [4]	1,900	1,831	4
			Ultimo number of FTEs	17,469	17,769	(2)

Financial Performance

Revenues

For the half year, revenues were €1,580 million, compared to €1,603 million in the previous year, primarily as a result of the weaker average rate of the U.S. dollar to the euro and the divestment of non-core activities. Revenues increased organically, in constant currencies and excluding the impact of acquisitions and divestments, by 2%, in line with our guidance of 1-2%, mainly due to the strong performance of our Health, Corporate & Financial Services, and Tax, Accounting & Legal divisions.

In the second quarter, revenues were €834 million, compared to €838 million in the previous year. In the quarter, revenues also increased organically by 2%.

Ordinary EBITA, Ordinary Net Income, Ordinary EPS

First half-year ordinary EBITA was €242 million (15% margin), compared to €261 million (16% margin) in the previous year. Ordinary EBITA decreased due to the one-off positive impact in the second quarter of 2004 of the change of the post-retirement medical plan in the United States (FAS 106, €11 million), the acceleration of product development expenditure and restructuring costs, offsetting increased cost savings.

In the second quarter, ordinary EBITA was €140 million, compared to €157 million in the previous year, again the difference is mainly caused by the one-off benefit in the second quarter of 2004 from the change of the post-retirement medical plan, acceleration of product development expenditure and restructuring costs.

Financing costs increased to €63 million in 2005, compared to €51 million in the previous year, as a result of the adoption of the IFRS guidelines on financial instruments as of January 1, 2005.

Ordinary net income decreased to €132 million, (5)% in constant currencies. Ordinary diluted EPS was €0.44.

Operating Income, Net Income, EPS

Operating income in the first half of 2005 was €201 million, up 4% compared to the previous year. The exceptional restructuring expense in 2005 was €7 million, compared to €37 million in 2004.

In the second quarter, operating income was €118 million, up 11%, as a result of the reduction of the exceptional restructuring expense mentioned above.

Net income was unchanged at €106 million for the half year. Diluted EPS was €0.35, a slight decrease compared to 2004.

[4] Defined as: sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, cash loans minus cash and cash equivalents and value of related swaps and forward exchange contracts.

Balance Sheet, Cash Flow

Intangible fixed assets increased to €3,330 million as a result of recent acquisitions and an increase of the U.S. dollar in 2005, compared to year end 2004.

The free cash flow for the half year was €23 million, compared to €182 million in the previous year, as a result of a negative change of working capital, additional interest payments, and higher capital expenditures on fixed assets.

In 2004 a one-off improvement in working capital was generated. In 2005, the change of working capital resumed its normal seasonal pattern, which results in an increase of working capital in the first three quarters of the calendar year, mainly related to the Education and Health businesses, typically followed by a decrease in the fourth quarter as subscription renewals are received.

The free cash flow in the second quarter was €11 million, compared to €57 million in the previous year.

Division Overview

(All amounts are in millions of euros unless otherwise indicated)

Second quarter			Six months ended June 30	
2005	2004		2005	2004
		Revenues		
160	158	• Health	292	295
122	114	• Corporate & Financial Services (CFS)	235	222
142	144	• Tax, Accounting & Legal (TAL)	305	309
322	335	• Legal, Tax & Regulatory Europe (LTRE)	622	650
88	87	• Education	126	127
834	838	Total revenues	1,580	1,603
		Operating income		
24	29	• Health	35	38
25	24	• Corporate & Financial Services (CFS)	48	47
16	25	• Tax, Accounting & Legal (TAL)	55	67
43	18	• Legal, Tax & Regulatory Europe (LTRE)	74	50
22	21	• Education	11	11
(12)	(10)	• Corporate	(22)	(19)
118	107	Total operating income	201	194
		Ordinary EBITA		
27	32	• Health	40	45
26	24	• Corporate & Financial Services (CFS)	51	48
28	35	• Tax, Accounting & Legal (TAL)	75	86
49	56	• Legal, Tax & Regulatory Europe (LTRE)	86	93
21	21	• Education	11	11
(11)	(11)	• Corporate	(21)	(22)
140	157	Total ordinary EBITA	242	261

Health

(All amounts are in millions of euros unless otherwise indicated)

Second quarter 2005	Second quarter 2004	Change %	Change constant currency %		Six months 2005	Six months 2004	Change %	Change constant currency %
160	158	2	6	Revenues	292	295	(1)	4
24	29	(19)		Operating income	35	38	(9)	
27	32	(18)	(15)	Ordinary EBITA	40	45	(11)	(8)
16	20			Ordinary EBITA margin (%)	14	15		
2	3			Capital expenditure on fixed assets (CAPEX)	5	4		
				Ultimo FTEs	2,212	2,127	4	

Division Focus. Wolters Kluwer Health is the leading provider of information for students, professionals and institutions in medicine, nursing, allied health, pharmacy, and the pharmaceutical industry. Health's strategic focus is to develop critical content, integrated information databases, and workflow tools to support learning and decision making across the healthcare industry.

The Health division delivered strong performance, with organic revenue growth for the half year of 4% and 6% for the second quarter. All business units showed good results, with particularly strong growth at Pharma Solutions and Professional & Education. EBITA was down from 2004, due to higher investments in new product development and the one off positive impact in the second quarter of 2004 from the change of the post-retirement medical plan.

Professional & Education realized organic growth of 6% for the half year due to a strong frontlist, showcasing 150 titles published year-to-date, including the number one nursing practice drug reference, *The Nursing 2006 Drug Handbook*. Two recent nursing journal launches from Lippincott Williams & Wilkins, *Nursing Made Incredibly Easy!* and *LPN 2005,* continued to add subscribers well above expectations.

New product introductions also led to solid performance at Medical Research, especially in the Ovid product line, where Medical Research introduced its next-generation Ovid platform that includes an enhanced user interface and federated search (seamless linking across disparate databases). Growth at Ovid continued at a good pace due to strong renewals and new subscriptions, offset by slightly weaker advertising revenues.

Pharma Solutions had a strong first half with revenues up 6% over last year. Growth was broad-based, including book sales in both the United States and Europe; strong business intelligence subscriptions through the Adis brand; and deeper penetration of local and emerging markets through the production of local language material, especially in Italy, Spain, Mexico, Germany, and France.

Clinical Tools also showed positive year-over-year growth, with good performance from its embedded drug information product line. Investment in e-Prescribing and other decision support tools continues within this unit.

The division hired key leaders in human resources and technology to streamline functions and help drive its growth agenda.

Corporate & Financial Services (CFS)

(All amounts are in millions of euros unless otherwise indicated)

Second quarter					Six months ended June 30			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
122	114	8	12	Revenues	235	222	6	11
25	24	6		Operating income	48	47	2	
26	24	11	16	Ordinary EBITA	51	48	7	12
22	21			Ordinary EBITA margin (%)	22	22		
5	2			Capital expenditure on fixed assets (CAPEX)	10	6		
				Ultimo FTEs	2,852	2,605	9	

Division Focus. Wolters Kluwer Corporate & Financial Services is the leader in both the corporate legal and the financial services markets. The division's strategy focuses on strengthening its position in corporate legal workflow tools, integrated compliance solutions for banking, securities, and insurance organizations, and expanding into adjacent markets with financial services solutions.

During the first half of 2005, the Corporate & Financial Services division realized revenue growth at constant currencies of 11% (4% organic). This performance resulted from continued investments in new and enhanced products and services and strong customer adoption of core solutions. The acquisition of Summation Legal Technologies, announced in late 2004, and PCi Corporation, announced in early 2005, also contributed positively to revenue performance. Strong growth enabled this division to maintain good year-over-year margins, despite significant investments in products and restructuring initiatives. The division continued to spearhead the implementation of shared services in North America. Human Resources shared services are now fully operational and data center operations and personnel have been transferred to outsource provider Perot Systems.

Corporate Legal Services realized organic revenue growth of 5% and delivered record revenue in the second quarter driven by strong year-over-year results in registered agent services and UCC Direct Services, CORSEARCH, and TyMetrix. UCC Direct Services added several new large clients, with nine of the 10 top U.S. financial institutions now using the unit's UCC solutions; CORSEARCH continues to increase market share in the U.S. trademark research market, and TyMetrix released a new version of its flagship system TyMetrix 360°, a next-generation ASP online workflow tool that is the first to fully integrate e-billing, matter management and document management for corporate legal departments. Additionally, CT Corporation expanded

its annual report filing tool to enable automated statutory compliance in several state jurisdictions.

Financial Services achieved organic revenue growth of 4% during the first half of 2005 driven by strong growth in electronic documents in the banking markets. With the launch of Dynamic Document Solutions, this unit's banking group strengthened relationships and opportunities with large bank core processing services providers by enabling the integration of compliance content and tools within these providers' solutions. During the second quarter, PCi added new functionality to its automation solutions, dramatically reducing errors and risks associated with data collection for complex mortgage compliance transactions, and introduced a new front-end solution to help banks manage Fair Lending risk. In July 2005, the first commercial release of the Expere module for home equity lending was launched, and the pipeline for this product remains strong.

Tax, Accounting & Legal (TAL)

(All amounts are in millions of euros unless otherwise indicated)

Second quarter					Six months ended June 30			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
142	144	(2)	2	Revenues	305	309	(1)	3
16	25	(34)		Operating income	55	67	(18)	
28	35	(21)	(16)	Ordinary EBITA	75	86	(13)	(8)
20	24			Ordinary EBITA margin (%)	25	28		
2	2			Capital expenditure on fixed assets (CAPEX)	3	4		
				Ultimo FTEs	3,818	3,825	0	

<u>Division Focus</u>. Wolters Kluwer Tax, Accounting & Legal provides market-leading information, tools, and solutions to its professional customers. The Tax and Accounting unit's key strategy is to expand its leading market position by delivering best-of-breed, deeply integrated software and content solutions. The Legal unit continues to lead in specialty and business compliance content, tools, and solutions, leveraging its rich content assets to create new integrated online offerings in specialty areas.

The division delivered good results, with organic revenue growth of 4% for the half year driven by demand for its software and integrated online libraries. This division continues to invest in new products and sales and marketing to drive new sales growth as well as improve retention for core products. These investments, coupled with the one-off positive impact in the second quarter of 2004 from the change of the post-retirement medical plan, resulted in a lower EBITA compared to 2004.

Tax and Accounting continued to expand its market position and delivered organic revenue growth of 5% above the prior year, with strong sales of Sales and Use tax software, ProSystem *fx* Tax, ProSystem *fx* Engagement, and CompleteTax. Sales also were strong for the unit's new integrated online libraries, as well as the *Accounting Research Manager*. The unit reported improved retention rates resulting from investment in new product features, increased sales

coverage, and changes in the tax law. The unit's CCH@Hand application was recognized during the second quarter by a leading professional publication as one of the most innovative new products in the industry. Wolters Kluwer Asia Pacific established an Editorial Production Shared Service Centre in Malaysia in order to improve production efficiency and deliver cost benefits.

Wolters Kluwer Legal unit advanced its strategy to focus on core editorial strengths by expanding and enhancing its proprietary content, driving content digitization and growing electronic product revenues. The unit realized positive organic growth for the first half of year through an aggressive new product launch schedule, improved retention rates, and strong performance of several legal and business compliance products, including new integrated online libraries.

Legal, Tax & Regulatory Europe (LTRE)

(All amounts are in millions of euros unless otherwise indicated)

Second quarter					Six months ended June 30			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
322	335	(4)	(4)	Revenues	622	650	(4)	(4)
43	18	138		Operating income	74	50	48	
49	56	(13)	(14)	Ordinary EBITA	86	93	(8)	(9)
15	17			Ordinary EBITA margin (%)	14	14		
10	6			Capital expenditure on fixed assets (CAPEX)	15	10		
				Ultimo FTEs	7,171[5]	7,752	(7)	

Division Focus. Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE) has a long history in legal and regulatory publishing in Europe and is a leader in its markets. The division's strategy is to serve its customers with strong information, software, and solutions and to leverage its powerful brands, strong market positions, and superior content.

During the first half of 2005, LTRE showed improvement in its organic growth performance compared with prior year, with flat organic growth through the first half compared with (3)% in 2004. This improvement was supported by the launches of new products in Spain, Italy, France, and Central Europe, strong online growth and results from improvements in sales and marketing. Ordinary EBITA margins were in line with expectations, reflecting the positive results of the cost reduction programs in the Netherlands, Belgium, and the United Kingdom offset by significant investments in restructuring and growth initiatives. For the full year, LTRE is expected to have organic growth of (1)% due to the effect of increased product pruning in the second half of 2005 in the Netherlands. LTRE's efforts to establish a common finance architecture progressed well with implementations of SAP in France, Belgium, and the UK during the first part of the year.

Continued product investments focused on several successful online initiatives, including the launch of a renewed customer facing website for Kluwer (www.kluwer.nl), offering legal, tax,

[5] Excluding FTEs from acquisitions in the first half of 2005

HR, fiscal, financial, and administrative professionals access to more than 250 publications and a digital shop with more than 4,000 publications. In the United Kingdom, several new offerings were well received by customers, including Croner Select legislative and compliance e-newsletters as well as Croner's Health and Safety Expert, the first integrated online service for these professionals.

Wolters Kluwer UK also began a business transformation initiative designed to improve its financial position through business simplification. This program will result in a reduction in workforce and is a part of Wolters Kluwer's three-year plan announced in October 2003.

Lamyline Reflex (France) legal online product continued to show strong performance as did Jogtár in Hungary. Additionally, Wolters Kluwer Italy launched its Commented Civil Code of IPSOA to strong customer demand. Also in Italy, Wolters Kluwer acquired De Agostini Professionale and UTET Professionale, two major publishing companies in the public administration, legal, tax and business markets. Wolters Kluwer expanded its market position of online solutions for the transport and logistics industry with the acquisition of Nolis in France.

LTRE appointed a new CEO for Germany and a Sales & Marketing Director responsible for overseeing these disciplines across Europe.

Education

(All amounts are in millions of euros unless otherwise indicated)

Second quarter					Six months ended June 30			
2005	2004	Change %	Change constant currency %		2005	2004	Change %	Change constant currency %
88	87	1	1	Revenues	126	127	(1)	0
22	21	4		Operating income	11	11	2	
21	21	4	4	Ordinary EBITA	11	11	6	6
25	24			Ordinary EBITA margin (%)	9	9		
3	1			Capital expenditure on fixed assets (CAPEX)	4	2		
				Ultimo FTEs	1,318	1,369	(4)	

Division Focus. Wolters Kluwer Education is one of Europe's leading providers of educational products and services. Education's growth strategy is to reinforce its leading position in textbook publishing by developing innovative products while also pursuing new revenue opportunities in the testing and assessment and corporate (e)-learning markets.

Education's results were in line with expectations, with organic growth for the first half-year of (1)% including an improvement in the second quarter to 1%. Improved operating margins compared with the prior year were due to the successful restructuring of the unit. Results year-to-date account for substantially less than half of the total year performance. As is typical, third-quarter results will be an important contributor in achieving Education's year-end performance objectives, due to the seasonal purchasing patterns coinciding with the start of a new school year.

Wolters Kluwer

Results through the first half year showed good growth in the Netherlands, the United Kingdom, and Belgium driven by the success of such new products as Wereld Bosatlas, while business conditions in Sweden and Germany remain challenging due to constrained spending by local and national governments. Nelson Thornes (UK) continued to build on the success of Scientifica, the first fully integrated Science course, with the launch of online test and assessment modules. These allow teachers to monitor and track the progress of individual students as well as class performance. Testing and assessment solutions also will be launched in the Netherlands, further reflecting the division's integrated product strategy.

Corporate

(All amounts are in millions of euros unless otherwise indicated)

Second quarter 2005	Second quarter 2004	Change %	Change constant currency %		Six months 2005	Six months 2004	Change %	Change constant currency %
(12)	(10)	13		Operating income	(22)	(19)	8	
(11)	(11)	3	3	Ordinary EBITA	(21)	(22)	(2)	(2)
0	1			Capital expenditure on fixed assets (CAPEX)	1	1		
				Ultimo FTEs	98	91	8	

Corporate costs were in line with prior year.

Other Corporate Developments:

Nomination of Mr. Leonard P. Forman as Supervisory Board Member

Mr. Forman, Executive Vice President and CFO of The New York Times Company, will be nominated for appointment as a member of the Supervisory Board of Wolters Kluwer at an Extraordinary Meeting of Shareholders on August 15, 2005 (2:00 PM), at the Hilton Hotel in Amsterdam. Mr. Forman (American, 1945), has over 30 years of experience in media and publishing, providing additional expertise and strength to Wolters Kluwer's Supervisory Board.

2004 Sustainable Entrepreneurship Report issued

Wolters Kluwer issued its first Sustainability Entrepreneurship Report. The 2004 Sustainable Entrepreneurship Report addresses Wolters Kluwer's role and performance in terms of social, economic, and environmental sustainability. The Report is available in print in both English and Dutch, and an online version is available in English at: www.wolterskluwer.com/2004ser.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting Wolters Kluwer's businesses. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

About Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

2005-2006 Calendar

Extraordinary Meeting of Shareholders	August 15, 2005
2005 Third-Quarter Results	November 9, 2005
2005 Full-Year Results	March 1, 2006
Publication Annual Report 2005	March 2006
Annual General Meeting of Shareholders	April 26, 2006
2006 First-Quarter Results	May 10, 2006
2006 Half-Year Results	August 2, 2006
2006 Third-Quarter Results	November 8, 2006

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com

Presentations by Senior Management on August 3, 2005 - Hilton Hotel Amsterdam
Press Conference: 10:00 AM
Investor/Analyst Meeting: 1:00 PM
Both meetings will be webcast on the corporate website www.wolterskluwer.com

An interview with Nancy McKinstry, CEO and Chairman of the Executive Board, in video/audio and text is also available on the corporate website www.wolterskluwer.com and on http://www.cantos.com.

Consolidated Interim Financial Report

This report has been prepared in accordance with IFRS. The data in this report are unaudited.

Profit and loss account

(All amounts are in millions of euros unless otherwise indicated)

Second quarter			Six months ended June 30,	
2005	2004		2005	2004
834	838	**Revenues**	1,580	1,603
304	331	Cost of sales	574	634
530	507	Gross result	1,006	969
143	125	Sales costs	282	253
		Total general and administrative cost		
247	225	▪ G&A operating expenses	482	455
18	15	▪ Amortization of publishing rights and impairments	34	30
4	35	▪ Exceptional restructuring expense	7	37
412	400	Total operating expenses	805	775
118	107	**Operating income**	201	194
0	(3)	Exceptional other income / results from divestments	0	(2)
1	0	Income from investments	3	0
(31)	(24)	Financing results	(63)	(51)
88	80	Income before taxation	141	141
(22)	(18)	Taxation on income	(35)	(34)
0	(1)	Net results from associates	0	(1)
66	61	**Net income**	106	106
		Attributable to		
66	61	▪ Equity holders of the parent	106	106
0	0	▪ Minority interest	0	0
66	61	Total	106	106
0.22	0.21	Basic EPS (€)	0.35	0.36
0.22	0.21	Diluted EPS (€)	0.35	0.36

Consolidated balance sheet

(Before appropriation of results)

(All amounts are in millions of euros unless otherwise indicated)

		June 30, 2005		December 31, 2004
Intangible fixed assets	3,330		2,812	
Property, plant and equipment	211		208	
Investments in associates	15		13	
Other financial fixed assets	229		220	
Deferred tax assets	27		34	
Non-current assets		3,812		3,287
Inventories	155		134	
Accounts receivable	850		894	
Current tax receivable	9		14	
Cash and cash equivalents	447		687	
Current assets	1,461		1,729	
Deferred income	825		805	
Trade creditors	257		318	
Bank overdrafts	46		-	
Current tax payable	24		12	
Short-term provisions	44		51	
Other short-term liabilities	745		748	
Current liabilities	1,941		1,934	
Working capital		(480)		(205)
Capital employed		**3,332**		**3,082**
Long-term liabilities		2,124		2,093
Deferred tax		32		46
Long-term provisions		200		191
Share capital	37		36	
Other reserves	829		399	
Net income	106		311	
Shareholders' equity		972		746
Minority interests		4		6
Group equity		976		752
Total financing		**3,332**		**3,082**

Cash flow statement

(All amounts are in millions of euros unless otherwise indicated)

Second quarter 2005	Second quarter 2004		Six months ended June 30 2005	Six months ended June 30 2004
118	107	Operating income	201	194
40	40	Amortization and depreciation	78	80
4	35	Exceptional restructuring expense	7	37
(55)	(38)	Autonomous movements in working capital	(109)	4
107	144	**Cash flow from operations**	177	315
(38)	(34)	Financing costs	(64)	(41)
(24)	(20)	Paid corporate income tax	(38)	(40)
(12)	(15)	Appropriation of reorganization provisions	(23)	(28)
-	(1)	Other	8	3
(74)	(70)		(117)	(106)
33	74	**Cash flow from operating activities**	60	209
(22)	(17)	Capital expenditure on fixed assets	(38)	(27)
(243)	(14)	Acquisition spending	(282)	(25)
-	(1)	Divestments of activities	1	-
-	-	Dividends received	1	-
6	-	Cash from derivatives	30	-
(259)	(32)	**Cash flow from investing activities**	(288)	(52)
(226)	42	**Cash flow surplus/(deficit)**	(228)	157
8	-	Exercise of stock options	8	-
(1)	(7)	Movements in (long-term) loans	(3)	(1)
(106)	-	Movements in bank overdrafts	46	-
(69)	(82)	Dividend payments	(69)	(82)
(168)	(89)	**Cash flow from financing activities**	(18)	(83)
(394)	(47)	**Net cash flow**	(246)	74
838	526	Cash and cash equivalents as beginning of period	687	404
3	1	Exchange differences on cash and cash equivalents	6	2
841	527		693	406
447	**480**	**Cash and cash equivalents as at June 30**	**447**	**480**

Statement of the changes in equity

(All amounts are in millions of euros unless otherwise indicated)

	2005			2004
	Shareholders' equity	Minority interest	Total equity	Total equity
Prior year balance at December 31	746	6	752	864
Change in accounting policy[6]	18		18	(209)
Restated opening balance	**764**	**6**	**770**	**655**
Exchange rate differences	157		157	23
Net income	106		106	106
Cash dividend	(69)		(69)	(82)
Share based payments	6		6	2
Exercise of stock options	8		8	-
Other movements		(2)	(2)	2
Position at June 30	**972**	**4**	**976**	**706**

[6] The change in accounting policy per 1 January 2005 relates to the adoption of the IFRS standards on financial instruments (IAS 32 and IAS 39). It amounts to €18 million, net of deferred taxation.

Selected Explanatory Notes

Accounting policies

As of January 1, 2005, Wolters Kluwer has adopted IFRS. The financial information has been prepared on the basis of IFRS expected to be effective per December 31, 2005. However, IFRS are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB and are therefore still subject to change. We will update our restated financial information for any such changes when they are made. As a consequence, these figures should be treated with the appropriate caution as they might need to be revised in the light of such changes. IFRS 1 on the Adoption of International Financial Reporting Standards has been applied to this report. The appendix to the 2004 Annual Report contains a detailed description of the impact of the adoption of IFRS. Except for the accounting changes mentioned below, the main accounting policies did not change when compared to the 2004 Annual Report.

The impact of the adoption of IFRS on shareholders' equity and net income is summarized underneath. Please note that the shareholders' equity per December 31, 2004 consists of two components, the reconciliation of shareholder's equity per December 31, 2004 and the impact of the adoption of the IFRS standards on financial instruments per January 1, 2005. The appendix to the 2004 Annual Report contains the reconciliation of equity per January 1, 2004 and the cash flow for 2004.

In millions of euros	Net income six months ended June 2004	Net income full year 2004	Equity June 30, 2004	Equity December 31, 2004
As reported (Dutch GAAP)	15	135	824	775
Share based payments	(2)	(3)	-	-
Business combinations	81	155	81	155
Taxation	12	25	(209)	(196)
Employee benefits	-	(1)	12	11
Exchange rate differences	-	-	(8)	1
Restated (IFRS)	106	311	700	746
Minority interests (equity)			6	6
Group equity			706	752
Change in accounting policy for financial instruments[7]				18
Opening balance sheet per January 1, 2005				770

Share based payments

The costs of the stock options that were granted in 2003 have been charged to the profit and loss account in 2003 and 2004 on a pro rata basis.

Business combinations and intangibles

Under IFRS, goodwill is not amortized, but only subject to an impairment review, both annually and when there are indications that the carrying value of the goodwill might not be recoverable. Wolters Kluwer will carry out its annual impairment review in the third quarter.

Taxation

A deferred tax liability has been recognized on the publishing rights. This deferred tax liability is credited to income, as the amortization expense of the publishing rights is incurred. For the publishing rights that were

[7] The change in accounting policy relates to the adoption of the standards on financial instruments, net of deferred taxation.

carried in the balance sheet per January 1, 2004, the deferred tax liability has been charged to equity per January 1, 2004.

Employee benefits
All actuarial gains and losses of defined benefit post retirement plans per January 1, 2004 have been recognized and any amortization of such gain in 2004 has been reversed in the profit and loss account.

Financial instruments[8]
The main effects of the adoption of IAS 32 and 39 as of January 1, 2005 on the financial results of Wolters Kluwer are as follows:

- The convertible bond has been recognized as a compound financial instrument in the financial statements as from January 1, 2005.
- All derivatives have been recognized at fair value in the balance sheet as from January 1, 2005. Unless hedge accounting is applied, changes in the fair value impact the financial results in the profit and loss account and therefore net income.
- Positive and negative bank balances of a legal entity with a bank are no longer offset, even though these balances are part of a notional cash pool, unless there is a legally enforceable right to set off the recognized amounts and the entity intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. This leads to an increase of the cash balance and the bank overdraft for the same amount.

The adoption of these standards has had a positive effect on equity per January 1, 2005 of €18 million, €26 million pre-tax less deferred taxes of €8 million. The adoption of these standards has increased financing costs in the first six months of 2005 by €13 million (second quarter: €7 million), resulting in a reduction of net income of €9 million (second quarter: €5 million). The increase of the cash balance as well as the bank overdraft is €46 million per June 30, 2005.

Special items contained in the interim financial report

Seasonality
Some of our businesses are impacted by seasonal purchasing patterns. Revenues of the Education division are impacted by the seasonal purchasing patterns that coincide with the start of the school-year and are thus tilted towards the second and third quarter. Revenues of our tax and regulatory businesses are strongest in the fourth quarter and first quarter, in line with statutory (tax) filing requirements. The cash flow is typically strongest in the fourth quarter as calendar year subscription renewals are received.

Acquisitions and divestments

Acquisitions

Total acquisition spending in the first six months of 2005 was €282 million, including payments for acquisitions made in the previous years. This includes an amount of €1 million, relating to costs that are directly attributable to the acquisitions, such as legal fees, broker's costs and audit fees.

In the first six months of 2005, the following acquisitions were completed:

<u>PCi Corporation (Boston, MA, USA)</u>
On January 31, 2005, Wolters Kluwer acquired 100% of the share capital of PCi Corporation. PCi is a provider of lending compliance management solutions and became a part of the CFS division. PCi has annual revenues of US$ 21 million and approximately 120 employees.

[8] The comparative financial information for 2004 has not been restated for the impact of the standards on financial instruments.

Nolis (Paris, France)
On April 22, 2005, Wolters Kluwer acquired 100% of the share capital of Nolis S.A. Nolis is a French online software provider for the transport and logistics industry and became a part of the LTRE division. Nolis has annual revenues of €7 million and approximately 30 employees.

De Agostini Professionale (Novara, Italy) and UTET Professionale (Turin, Italy)
On May 25, 2005, Wolters Kluwer acquired 100% of the shares of De Agostini Professionale S.p.A. and 100% of the shares of UTET Professionale S.r.L. De Agostini Professionale and Utet Professionale are leading publishing companies in the legal, tax and business markets with total revenues of approximately €70 million and approximately 160 employees.

EON, (Bucharest, Romania)
On June 9, 2005, Wolters Kluwer acquired 80% of the shares of EON Programming SA. EON is a Romanian legal electronic publisher for professionals in corporations and governments, with annual revenues of approximately €1 million and approximately 30 employees.

(All amounts are in millions of euros)

	January 1- June 30, 2005
Fixed assets	4
Current assets	6
Current liabilities	(2)
Net identifiable assets and liabilities	**8**
Goodwill/other intangibles on acquisition	287
Total consideration	**295**
Cash acquired	**(4)**
Changes of acquisition payables	**(9)**
Acquisition spending	**282**

The fair values of the acquirees' identifiable assets and liabilities could only be determined provisionally and will be subject to change based on the outcome of the purchase price allocation.

The goodwill recognized for these acquisitions represents a payment in anticipation of the future economic benefits to be derived by Wolters Kluwer as a result of the acquisition. These future economic benefits relate, for example, to opportunities with regard to cross selling, or cost efficiencies such as sharing of infrastructure.

Since the acquisition date, these acquisitions have contributed €15 million to revenues. If the acquisitions had all been executed on January 1, 2005, half-year 2005 revenues for Wolters Kluwer would have been €1,609 million.

Issuances, repurchases and repayment of debt and equity instruments and dividends

In the first six months of 2005, no issuances, repurchases of debt or equity instruments other than the stock dividend occurred.

The annual dividend of €69 million was paid in April. 787.300 stock options were exercised, for a total value of €8 million that was received by the Company.

Under the Long-Term Incentive Plan, 1,505,000 (10,000 in the second quarter) shares were conditionally granted to the Executive Board and other senior managers of the company in the first six months of 2005.

Other information

Reconciliation of benchmark figures

Reconciliation between operating income, EBITA, and ordinary EBITA

(All amounts are in millions of euros unless otherwise indicated)

Second quarter 2005	Second quarter 2004		Six months ended June 30 2005	Six months ended June 30 2004
118	107	Operating income	201	194
18	15	Amortization of intangible fixed assets	34	30
136	122	EBITA	235	224
4	35	Exceptional restructuring expense	7	37
140	157	Ordinary EBITA	242	261

Reconciliation between net income and ordinary net income

Second quarter 2005	Second quarter 2004		Six months ended June 30 2005	Six months ended June 30 2004
66	61	Net income (A)	106	106
18	15	Amortization of intangible fixed assets	34	30
(7)	(7)	Tax on amortization	(13)	(13)
-	4	Exceptional other income / results from divestments (after taxation)	-	3
3	22	Exceptional restructuring expense (after taxation)	5	24
80	95	Ordinary net income (B)	132	150

Reconciliation between cash flow from operating activities and free cash flow

Second quarter 2005	Second quarter 2004		Six months ended June 30 2005	Six months ended June 30 2004
33	74	Cash flow from operating activities	60	209
(22)	(17)	Capital expenditure on fixed assets	(38)	(27)
-	-	Dividends received	1	
11	57	Free cash flow (C)	23	182

Earnings per share (EPS) calculations

Second quarter 2005	Second quarter 2004	*In euros unless otherwise indicated*	Six months ended June 30 2005	Six months ended June 30 2004
303.3	294.9	Weighted average number of shares (D)	300.5	293.5
317.6	311.2	Diluted weighted average number of shares (E)	314.0	308.3
5	3	Correction to income of convertible bond (net of taxes) on assumed conversion (F)	10	6
0.27	0.32	Ordinary EPS (B/D)	0.44	0.51
0.27	0.32	Ordinary diluted EPS (minimum of ordinary EPS and (B+F)/E)	0.44	0.51
0.22	0.21	EPS (A/D)	0.35	0.36
0.22	0.21	Diluted EPS (minimum of EPS and ((A+F)/E))	0.35	0.36
0.03	0.19	Free cash flow per share (C/D)	0.07	0.62
0.03	0.19	Diluted free cash flow per share (minimum of free cash flow per share and (C+F)/E)	0.07	0.61

Reconciliation between cash flow from operations and the cash conversion ratio (CAR)

Second quarter 2005	Second quarter 2004		Six months ended June 30 2005	Six months ended June 30 2004
107	144	Cash flow from operations	177	315
22	17	Capital expenditure on fixed assets	38	27
140	157	Ordinary EBITA	242	261
0.61	0.81	CAR (Cash flow from operations minus capital expenditure in fixed assets divided by ordinary EBITA)	0.57	1.11

Health

Second Quarter				Change *(in millions)*			
		2005	*2004*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	160	158	10	0	(8)	2
Ordinary EBITA	EUR	27	32	(5)	0	0	(5)
Revenues	USD	202	191	11	0	-	11
Ordinary EBITA	USD	33	39	(6)	0	-	(6)
Ordinary EBITA margin		16	20				

Corporate & Financial Services (CFS)

Second Quarter				Change *(in millions)*			
		2005	*2004*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	122	114	5	9	(6)	8
Ordinary EBITA	EUR	26	24	1	3	(2)	2
Revenues	USD	154	137	6	11	-	17
Ordinary EBITA	USD	34	29	1	4	-	5
Ordinary EBITA margin		22	21				

Tax, Accounting & Legal (TAL)

Second Quarter				Change *(in millions)*			
		2005	*2004*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	142	144	5	(1)	(2)	(2)
Ordinary EBITA	EUR	28	35	(5)	0	(2)	(7)
Revenues	USD	180	172	7	(1)	2	8
Ordinary EBITA	USD	36	42	(6)	0	0	(6)
Ordinary EBITA margin		20	24				

Legal, Tax & Regulatory Europe (LTRE)

Second Quarter				Change *(in millions)*			
		2005	*2004*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	322	335	(3)	(10)	-	(13)
Ordinary EBITA	EUR	49	56	(7)	(1)	1	(7)
Ordinary EBITA margin		15	17				

Education

Second Quarter				Change *(in millions)*			
		2005	*2004*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	88	87	1	0	-	1
Ordinary EBITA	EUR	21	21	1	0	(1)	0
Ordinary EBITA margin		25	24				

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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August 3, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the English text of the Press Release announcing the publication of Wolters Kluwer's First Sustainable Entrepenurship Report.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /s/
Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

Wolters Kluwer

PRESS RELEASE

Wolters Kluwer Publishes First Sustainable Entrepreneurship Report

Partnership With NairoBits, Kenyan based digital design school

Amsterdam (August 3, 2005) - Wolters Kluwer, a leading multinational publisher and information services company, announces today the publication of its first annual Sustainable Entrepreneurship Report.

As Wolters Kluwer continues to successfully execute its three-year strategy for sustainable growth, its move to a centralized company has enabled this first Company-wide report on the many ways sustainability is deeply embedded throughout the organization. The 2004 Sustainable Entrepreneurship Report addresses Wolters Kluwer's role and performance in terms of social, economic and environmental sustainability. It represents an important step towards a shared vision and mission that supports Wolters Kluwer's goals for sustainability: a united and effective strategy grounded in the business strategy; an improved standard of reporting; and greater value creation for all stakeholders through greater alignment of actions and initiatives.

Nancy McKinstry, CEO and Chairman of the Executive Board stated: "We are delighted to have significantly increased our transparency on Wolters Kluwer's performance in meeting its responsibilities to its stakeholders. Striking the optimal balance between our stakeholders' needs in both the short and longer term is key to developing in a sustainable way."

The 2004 Sustainable Entrepreneurship Report is available in print in both English and Dutch, and an online version is available in English at: www.wolterskluwer.com/2004ser.

Partnership with NairoBits

Wolters Kluwer has partnered with the Kenyan trust NairoBits (www.nairobits.com). Based in Nairobi, this non-profit organization empowers impoverished young urban students in Nairobi through the development of multimedia skills. Wolters Kluwer, with leading expertise in education and online tools, will work together with NairoBits to further this mission. An important component of this partnership is the exchange and transfer of knowledge to students and trainers from NairoBits. Wolters Kluwer further contributes to this program by product development and organizational strengthening to bring NairoBits' organization and curriculum to a next competitive level of technical know-how and commercial competence.

Anne Ikiara, General Manager NairoBits, explains: "At the Digital Design School in Nairobi, we provide youth access to ICT education, stimulate their creativity, build their social skills, and train them to employ ICT in effective entrepreneurship. We are very happy with Wolters Kluwer's extended expertise and knowledge and their faith in our students and in our project. We are all enthusiastic about this development and look forward to making it succeed."

About Wolters Kluwer
Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are spread across the health, corporate services, financial services, tax, accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com